Zodiac Exploration Inc.

TSX VENTURE: ZEX

June 13, 2012

Zodiac Announces Appointment of Director

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) is pleased to announce the appointment of John Newman to the Board of Directors of the Company, effective immediately.

Mr. Newman brings over thirty years of diverse accounting and finance expertise in both the domestic and international service company and exploration and production company realms.  Mr. Newman was  most recently Chief Financial Officer and co-founder of Reliable Energy Ltd. until its recent sale, with previous experience including management and executive roles with Destiny Resource Services and Schlumberger Oilfield Services.

Joint Venture Process

Zodiac and its advisor Scotia Waterous continue to actively pursue joint venture arrangements for the Company’s operations in California.    The Company is pleased with its progress to date and looks forward to updating shareholders in due course.

Murray Rodgers, President and CEO commented, “A successful outcome of this process, while not yet certain, will allow the company to move forward in the appraisal of its acreage which consists of several “stacked” tight light oil and conventional targets. Ongoing analysis of geological and engineering data gathered from the 4-9 and 1-10 wells has enabled the Company to further refine its portfolio of prospects, and permitting of specific drilling locations is underway.  Based on preliminary internal estimates from petrophyiscal logs and core data, management’s best estimate is that the prospective resources for the entire Kreyenhagen formation amount to 43 million barrels of oil in place per section, with an average gross formation thickness of 800 feet.  Detailed geologic mapping indicates this formation is prospective on at least 100 net sections of Zodiac acreage.”

Forward-Looking Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking information typically contains statements with words such as "anticipate", "believe", “confirms”, "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the following: the Company's potential plans following conclusion of its joint venture process and the estimates of prospective resources.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interestrates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The appointment of John Newman to the Board of Directors of the Company is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.

Prospective Resource Disclosure

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the prospective resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of those resources.  Prospective resources are undiscovered resources that indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent (discovered) resources.

The resource estimates in respect of the prospective resources for the Kreyenhagen formation were prepared on June 12, 2012 with an effective date of June 1, 2012 and prepared in accordance with COGE Handbook and National Instrument 51‐101 – Standards of Disclosure for Oil and Gas Activities ("NI 51‐101") by a member of management of Zodiac who is a "qualified reserves evaluator" as defined under NI 51‐101.

The "best estimate" is considered to be the best estimate of the quantity that will actually be recovered. In terms of prospective resources, it is equally likely that the actual quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability that the quantity actually recovered will equal or exceed the best estimate.

The estimates of resources for individual properties may not reflect the same confidence level as estimates of resources for all properties, due to the effects of aggregation.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

www.zodiacexploration.ca